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                         May 14, 2024

       Waqaas Al-Siddiq
       Chief Executive Officer
       Biotricity Inc.
       203 Redwood Shores Parkway, Suite 600
       Redwood City, CA 94065

                                                        Re: Biotricity Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 8, 2024
                                                            File No. 333-279226

       Dear Waqaas Al-Siddiq:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              David B. Manno, Esq.